Project Camel
13-Week Cash Forecast
Prepared as of March 26, 2020

	CH 11												Emergence	
	4/3/20	4/10/20	4/17/20	4/24/20	5/1/20	5/8/20	5/15/20	5/22/20	5/29/20	6/5/20	6/12/20	6/19/20	6/26/20	Forecast
	Wk 1	Wk 2	Wk 3	Wk 4	Wk 5	Wk 6	Wk 7	Wk 8	Wk 9	Wk 10	Wk 11	Wk 12	Wk 13	13-Wk
($000s)	POST	POST	POST	POST	POST	POST	POST	POST	POST	POST	POST	POST	POST	Total
Cash Receipts														
Customer Collections	$1,382	$1,273	$1,739	$1,674	$1,964	$2,288	$2,411	$1,793	$1,166	$1,083	$1,311	$1,260	$1,843	$21,189
Other Receipts / Asset Sale Proceeds	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Receipts	**$1,382**	**$1,273**	**$1,739**	**$1,674**	**$1,964**	**$2,288**	**$2,411**	**$1,793**	**$1,166**	**$1,083**	**$1,311**	**$1,260**	**$1,843**	**$21,189**
Operating Disbursements														
Operating Expenses	($1,107)	($1,129)	($996)	($996)	($1,006)	($677)	($1,128)	($1,399)	($759)	($714)	($720)	($972)	($718)	($12,322)
Wages & Benefits	(500)	(184)	(1,375)	(184)	(1,352)	(184)	(1,400)	(184)	(1,372)	(996)	(1,352)	(212)	(858)	(10,153)
Insurance	-	-	-	-	-	-	-	-	-	(899)	-	-	-	(899)
Taxes	-	(20)	-	(2)	-	(5)	-	-	(80)	-	-	-	(1,275)	(1,381)
G&A / Other	(310)	(223)	(223)	(223)	(325)	(233)	(233)	(233)	(334)	(233)	(233)	(233)	(233)	(3,270)
Total Operating Disbursements	**($1,917)**	**($1,556)**	**($2,595)**	**($1,405)**	**($2,683)**	**($1,099)**	**($2,761)**	**($1,816)**	**($2,545)**	**($2,842)**	**($2,306)**	**($1,417)**	**($3,084)**	**($28,026)**
Total Operating Cash Flow	**($535)**	**($283)**	**($856)**	**$269**	**($719)**	**$1,190**	**($350)**	**($24)**	**($1,379)**	**($1,759)**	**($995)**	**($157)**	**($1,241)**	**($6,837)**
Other Disbursements														
Professional Fees	$0	$0	$0	$0	($200)	$0	($576)	$0	$0	($1,798)	$0	($507)	$0	($3,081)
Adequate Assurance / CV Payments	(361)	-	(450)	(450)	(450)	(450)	-	-	-	-	-	-	-	(2,161)
Notes & Interest Payments	(1,491)	-	-	-	(449)	-	-	-	-	(497)	-	-	-	(2,436)
DIP Interest & Fees	(225)	-	-	-	(32)	-	-	-	-	(44)	-	-	-	(301)
Retention / Severance / Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Other Disbursements	**($2,077)**	**$0**	**($450)**	**($450)**	**($1,130)**	**($450)**	**($576)**	**$0**	**$0**	**($2,339)**	**$0**	**($507)**	**$0**	**($7,979)**
Total Disbursements	**($3,994)**	**($1,556)**	**($3,045)**	**($1,855)**	**($3,813)**	**($1,549)**	**($3,337)**	**($1,816)**	**($2,545)**	**($5,181)**	**($2,306)**	**($1,924)**	**($3,084)**	**($36,005)**
Net Cash Flow	**($2,611)**	**($283)**	**($1,306)**	**($181)**	**($1,849)**	**$740**	**($925)**	**($24)**	**($1,379)**	**($4,098)**	**($995)**	**($664)**	**($1,241)**	**($14,816)**
Beginning Cash Balance	$18,805	$21,194	$20,911	$19,605	$19,424	$17,575	$18,315	$17,390	$17,366	$25,986	$21,888	$20,894	$20,230	$18,805
(+/-) Weekly Cash Flow	(2,611)	(283)	(1,306)	(181)	(1,849)	740	(925)	(24)	(1,379)	(4,098)	(995)	(664)	(1,241)	(14,816)
(+/-) Change in Float	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+/-) DIP Draw / Paydown	5,000	-	-	-	-	-	-	-	10,000	-	-	-	-	15,000
Ending Cash Balance	**$21,194**	**$20,911**	**$19,605**	**$19,424**	**$17,575**	**$18,315**	**$17,390**	**$17,366**	**$25,986**	**$21,888**	**$20,894**	**$20,230**	**$18,988**	**$18,988**
Less: Restricted Cash	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)	(9,732)
Less: Foreign Cash	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)	(781)
Ending Available Liquidity	**$10,681**	**$10,398**	**$9,092**	**$8,911**	**$7,062**	**$7,802**	**$6,877**	**$6,853**	**$15,473**	**$11,376**	**$10,381**	**$9,717**	**$8,475**	**$8,475**